

August 27, 2013

Via E-mail
Darin D. Smith
Vice President, Assistant Secretary and
Managing Assistant General Counsel
Transamerica Advisors Life Insurance Company
4333 Edgewood Road, NE
Cedar Rapids, Iowa 52499

> **Re:** **Transamerica Advisors Life Insurance Company**
> **Item 4.01 Form 8-K**
> **Filed August 23, 2013**
> **File No. 033-26322**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please confirm that you will amend this Item 4.01 8-K to:
   - Disclose the effective date of the dismissal of Ernst & Young LLP once they have completed their audit services for the fiscal year ending December 31, 2013 and the filing of the Company's 2013 annual report on Form 10-K; and
   - Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Scott Wuenschell, Staff Accountant, at (202) 551-3467.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief